Exhibit 99

News

RiT TECHNOLOGIES TO SUPPLY CABINET MAPPING SOLUTION TO BEZEQ,
ISRAEL’S LARGEST TELECOMMUNICATIONS SERVICE PROVIDER

Tel Aviv, Israel – September 9, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has delivered equipment for the first phase of a large-scale project to Bezeq, Israel’s largest telco. The project consists of the deployment of an advanced NGPair™ cabinet mapping system as part of its mass-scale installation of MSAG cabinets that requires conversion of passive street cabinets to active ones.

Before signing the contract, Bezeq conducted a thorough technological evaluation including pilot tests in several locations.

“This ambitious project is part of a broader infrastructure upgrade process that we have undertaken to enable the deployment of MSAG cabinets as part of the NGN project,” said Yuval Keinan, VP Engineering & Network of Bezeq. “Converting passive to active cabinets is a key step in NGN migration, and RiT’s NGPair is the best solution available for automating the mapping phase of the process. We are confident that the deployment of this advanced technology will make the overall upgrade much faster, accurate and more efficient, while minimizing human error.”

“We congratulate Bezeq on pioneering an automated approach to its NGN migration process, and are proud that they have chosen our technology,” commented Mr. Avi Kovarsky, RiT’s President and CEO. “We look forward to using their experience as a reference in selling the NGPair system to other carriers worldwide that are launching their NGN conversion projects.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il